UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of December, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          .

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EXHIBIT INDEX
SIGNATURE
MATERIAL CHANGE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Material Change Report dated December 22, 2004	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs and Corporate Secretary

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FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 — Date of Material Change

December 21, 2004

Item 3 — News Release

The English versions and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on December 21, 2004.

Item 4 — Summary of Material Change

On December 21, 2004, Cameco announced that the Cigar Lake joint venture has decided to proceed immediately with construction at the Cigar Lake project after having received, on December 20, 2004 from the Canadian Nuclear Safety Commission (CNSC), a construction license for Cigar Lake. The joint venture approved a construction budget of about $450 million (Cameco’s share is $225 million). Cameco expects to fund its share of construction costs with operating cash flow and debt. Production could begin in 2007 followed by a rampup period of up to three years before the mine reaches full production of 18 million pounds. As Cigar Lake production ramps up to full capacity, just over half of the final uranium processing will be completed at Cameco’s Rabbit Lake mill, pending regulatory approval. Cameco has entered into a number of longer-term contracts for a significant amount of Cigar Lake production.

Item 5 — Full Description of Material Change

Cameco Corporation announced today that the Cigar Lake joint venture has decided to proceed immediately with construction at the Cigar Lake project. This is the world’s second largest, high-grade uranium deposit after McArthur River.

Cameco operates Cigar Lake on behalf of a joint venture consisting of Cameco (slightly larger than 50%), COGEMA Resources Inc., a subsidiary of AREVA (37%), Idemitsu Uranium Exploration Canada Ltd. (8%) and TEPCO Resources Inc. (5%). On December 20, 2004, the CNSC announced that it had approved a construction licence for Cigar Lake located about 660 kilometres north of Saskatoon.

This market outlook is shared by a number of Cameco’s international customers who have entered into longer-term contracts with Cameco for a significant amount of future Cigar Lake production.

Cameco anticipates construction will begin early in 2005 and take approximately 27 months to complete. Production could begin in 2007 followed by a rampup period of up to three years before the mine reaches full production of 18 million pounds per year.

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In making the development decision, the Cigar Lake joint venture approved a construction budget of about $450 million (Cameco’s share is $225 million) that includes surface and underground facilities at Cigar Lake as well as changes to the milling facilities at McClean Lake and Rabbit Lake. Cameco expects to fund its share of construction costs with operating cash flow and debt.

Initially Cigar Lake ore will be processed at the mill located at Cogema’s McClean Lake operation, 70 kilometres to the northeast. As Cigar Lake production ramps up to full capacity, just over half of final uranium processing will be completed at Cameco’s Rabbit Lake mill facility, pending regulatory approval.

During construction, a maximum of about 350 workers will be employed at the Cigar Lake site. Approximately 250 people will be permanently employed after production begins.

The Saskatchewan government recognizes the significant social and economic benefits of this project and has expressed its willingness to encourage new production, such as Cigar Lake, in a fashion similar to what has been done for other resource sectors in the province.

The Cigar Lake deposit was discovered in 1981. Test mine development began in 1987 and was completed in 2000. An environmental impact statement was filed with the relevant regulatory authorities in 1995. After a thorough environmental assessment, in April 1998 the federal and provincial governments accepted the recommendations of a joint-review panel and authorized the project to proceed to the regulatory licensing stage. In 2003, a further screening level environmental assessment was required by regulation before construction and operating licences could be issued. In February 2004, the environmental assessment study report was filed and accepted by the CNSC in July 2004 allowing the project to proceed to construction licensing.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary
Cameco Corporation
(306) 956-6303

Item 9 — Date of Report

December 22, 2004

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